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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For the month of    SEPTEMBER 29,                                          1998
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                                QUEBECOR PRINTING INC.
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                   (Translation of Registrant's Name into English)

              612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
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                       (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                         Form 40-F    X
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(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No     X
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                                  PRESS RELEASES OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K
                                ----------------------


September 29, 1998 (# 23\98)


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September 29, 1998
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FOR IMMEDIATE RELEASE                                                     23/98


               QUEBECOR PRINTING SELLS CHECK AND CREDIT CARD DIVISIONS

MONTREAL - Quebecor Printing announced today the divestiture of its check and credit card businesses to Toronto-based MDC Communications. The deal, valued at approximately Cdn $70 million, includes the sale of Quebecor Printing's Custom Cheques of Canada division, its US check division, Custom Direct Inc., and BA Custom Cards. The transaction is subject to compliance with regulatory requirements.

The deal is a combination cash and share transaction. MDC Communications pays Quebecor Printing Cdn $55 million in cash and the balance in MDC shares.

"This spin-off is a perfect win-win situation for both Quebecor Printing and MDC," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "The sale of our check and card divisions will allow us to keep a more concentrated strategic focus on our core printing businesses and on how we serve our customers around the world. MDC gains first-class check and card facilities that strengthen their market position and production efficiency throughout North America."

Quebecor Printing's checks and credit card businesses make up less than 1% of its annual revenue while approximately 55% of MDC Communications' annual sales are in checks and credit cards.

The sale of Quebecor Printing's check and credit card businesses follows the recent divestiture of the Company's Barclay retail calendar business to Polk Canada. Funds generated by these divestitures will be used to pay down debt.

These transactions are the latest in a series of initiatives that is making Quebecor Printing a focused and truly global printer. These include the expansion of the Company's European activities to northern and eastern Europe through the recent acquisition of Scandinavia's largest printer, Tryckinvest i Norden AB (TINA), the establishment of a centralized worldwide procurement service to maximize global purchasing efficiencies, the consolidation of certain facilities, and the divestiture of activities outside of the Company's core business.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States and Europe. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Mexico and India.

                                       - 30 -
FOR FURTHER INFORMATION:
John Paul Macdonald
Director Communications
Quebecor Printing Inc.
(514) 954-0101
(800) 567-7070


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                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         QUEBECOR PRINTING INC.



                         By:       (s)  PHILIPPE MONTEL
                                   ------------------------------------
                         Name:          Philippe Montel
                         Title:         Vice President, Legal Affairs
                                        and Secretary



Date: SEPTEMBER 29, 1998


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